October 11, 2019

Ryan M. Confer
Chief Financial Officer
Genprex, Inc.
1601 Trinity Street, Bldg B
Suite 3.322
Austin, TX 78712

       Re: Genprex, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 13, 2019
           File No. 001-38244

Dear Mr. Confer:

       We have reviewed your September 30, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 17, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures, page 84

1. We have considered your response to comment one and do not agree with your conclusion regarding the effectiveness of disclosure controls and procedures as of December 31,
      2018. As indicated in our original comment, we refer you to the following statement in the fourth paragraph of Sections II.D of SEC Release No. 33-8238 which states that
      "disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally
 Ryan M. Confer
Genprex, Inc.
October 11, 2019
Page 2
         accepted accounting principles". We believe the nature of your material weakness relates to an aspect of internal control over financial reporting that is also a part of disclosure controls and procedures. Please amend your filings to conclude that disclosure controls and procedures were not effective.

Form 10-Q for the Quarterly Period Ended June 30, 2019
Item 6. Exhibits, page 85

2. We acknowledge your response to comment three. Please file the amended Form 10-Qs for the periods ended March 31, 2019 and June 30, 2019 and include the correct certifications.
      You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-
3614 with any questions.



FirstName LastNameRyan M. Confer                              Sincerely,
Comapany NameGenprex, Inc.
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Corporation Finance
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